Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255475

PROSPECTUS SUPPLEMENT DATED DECEMBER 8, 2022

(TO PROSPECTUS DATED APRIL 15, 2022)

9,450,000 Series A-1 Preferred Units

Representing Limited Partnership Interests

(Liquidation Preference $10.00 per Series A-1 Preferred Unit)

EXPLANATORY NOTE

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus dated April 15, 2022 (the “Prospectus”) relating to the offering of 9,450,000 of Series A-1 Preferred Units representing limited partnership interests in America First Multifamily Investors, L.P. (n/k/a Greystone Housing Impact Investors LP) (the “Partnership”), liquidation preference $10.00 per preferred unit (the “Series A-1 Preferred Units”), that we may offer and issue, on an individual basis, to holders of our outstanding Series A Preferred Units representing limited partnership interests (the “Series A Preferred Units”) in exchange for their Series A Preferred Units.

On November 29, 2022, the Partnership filed an Amendment to the Certificate of Limited Partnership of the Partnership (the “Certificate Amendment”) with the Secretary of State of the State of Delaware to change the name of the Partnership to “Greystone Housing Impact Investors LP.” On December 5, 2022, the Certificate Amendment became effective and the name of the Partnership changed from “America First Multifamily Investors, L.P.” to “Greystone Housing Impact Investors LP.” The Certificate Amendment and name change were approved by the Board of Managers of Greystone AF Manager LLC, which is the general partner of the general partner of the Partnership, and did not require the approval of the Partnership’s limited partners or the holders of its beneficial unit certificates representing assigned limited partnership interests.

As a result, all references in the Prospectus to “America First Multifamily Investors, L.P.” are modified to refer to “Greystone Housing Impact Investors LP.” The name change will not affect the Partnership’s outstanding Series A-1 Preferred Units or Series A Preferred Units.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Except to the extent amended, revised, or updated by the information contained herein, this prospectus supplement does not amend, revise, or update any of the other information set forth in the Prospectus.

Investing in our Series A-1 Preferred Units involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider the information under the heading “Risk Factors” beginning on page 21 of the Prospectus, and contained in any applicable prospectus supplement and in the documents incorporated by reference therein, in determining whether to accept our Series A-1 Preferred Units in connection with the acquisition of your securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus, or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2022.